EXHIBIT 99.2

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                               NO. 95-9517-E


NATIONAL CONVENIENCE STORES   )    IN THE DISTRICT COURT OF
INCORPORATED,                 )
                              )
          Plaintiff,          )
                              )
VS.                           )    DALLAS COUNTY, T E X A S
                              )
AFFILIATED COMPUTER SERVICES, )
INC.,                         )
                              )
          Defendant.          )    101ST JUDICIAL DISTRICT


               DEFENDANT'S ORIGINAL ANSWER AND COUNTERCLAIM
               --------------------------------------------

     Defendant Affiliated Computer Services, Inc. ("ACS") files this Original Answer and Counterclaim and would respectfully show the Court the following:

                              GENERAL DENIAL
                              --------------

     ACS denies all of the material allegations of the Original Petition for Declaratory Judgment filed by National Convenience Stores Incorporated ("NCS") and demands proof thereof as required by law.

                               COUNTERCLAIM
                               ------------

     ACS complains of NCS as follows:

PLAINTIFF'S ORIGINAL PETITION FOR DECLARATORY JUDGMENT - Page 1

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                          Summary of Counterclaim
                          -----------------------

     1. ACS and NCS have a contract (the "Contract") pursuant to which ACS has placed automatic teller machines ("ATMs") in STOP 'N Go convenience stores owned and/or operated by NCS. Pursuant to its terms, the Contract is scheduled to expire on December 1, 1995. Under the Contract, ACS has the right to meet the terms and conditions proposed by any third party seeking to succeed ACS as the operator of ATMs in STOP 'N Go stores for a period of one year after termination of the Contract. In derogation of that contractual right, NCS, without affording ACS the opportunity to meet its terms, recently announced the award of a contract to NationsBank of Texas, N.A. ("NationsBank") to replace the Contract.

     2. NCS was motivated to deny ACS its contractual right to meet the NationsBank terms and to continue to provide ATM service in STOP 'N Go stores. When the NationsBank agreement was announced, NCS was actively opposing an unsolicited takeover bid by Circle K. On information and belief, NCS concluded that announcing an agreement of this magnitude with NationsBank (which was assisting it in its fight with Circle K) would help NCS thwart the Circle K takeover. In fighting the takeover, it was important for NCS to inflate its future earning prospects, which it was able to do by announcing the NationsBank agreement without disclosure of ACS's rights under the Contract, rights which seriously diminished or eliminated the value of the NationsBank agreement as announced to the public. As would be expected, NCS and NationsBank timed the announcement of their agreement (without disclosure of a material breach of the Contract) to correspond with the announcement of NCS's opposition to the Circle K bid and the adoption by NCS of an array of tactics to defeat the bid.

PLAINTIFF'S ORIGINAL PETITION FOR DECLARATORY JUDGMENT - Page 2

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     3.   In entering into the agreement with NationsBank, NCS breached its promise to ACS to permit it to meet the terms and conditions of the NationsBank offer. The apparent purpose of the contractual breach was to manipulate the financial picture of NCS and to justify its refusal to accept the unsolicited Circle K bid, thereby preserving the jobs of NCS management. Apparently, NCS felt it had to respond to the Circle K offer immediately and chose not to honor the terms of the Contract with ACS requiring ACS to provide 30 days to meet the terms of the NationsBank offer.

                            Statement of Facts
                            ------------------

     4. ACS. ACS is an information services technology company headquartered in Dallas, Texas. Among other lines of business, it is engaged in the business of owning and operating ATM machines in locations owned by retailers.

     5. THE NCS RELATIONSHIP. The relationship between ACS and NCS commenced indirectly approximately 13 years ago when NCS acquired certain 7-11 stores from Southland Corporation and transformed them into STOP 'N Go facilities. Those stores had ATM machines owned by a predecessor of ACS; as a result of the NCS acquisition of the stores, ACS and NCS entered into an operating agreement to permit ACS to continue to own and operate machines in those stores. That agreement was replaced by a series of subsequent agreements, the last of which was the Contract at issue in this suit.

     6. THE CONTRACT. The Contract was entered into as of December 1, 1992. Under the Contract, ACS owned and operated the ATM machines and

PLAINTIFF'S ORIGINAL PETITION FOR DECLARATORY JUDGMENT - Page 3

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received a transaction fee for each transaction completed at the ATM facility in the stores covered by the Contract. ACS fully performed its obligations under the Contract. Indeed, in the 13 years of performance of the services covered by the Contract and its predecessor agreements, NCS expressed satisfaction with the ATM services provided to it and to its customers and never expressed any dissatisfaction whatsoever with ACS's performance under the Contract.

     7. EFFORTS TO RENEW THE CONTRACT. In light of the scheduled termination of the Contract at the end of 1995, ACS and NCS began discussions in late 1994 to extend the Contract. For a period of time, those negotiations moved smoothly, and final documents were drafted. Early in the Spring of 1995, ACS began to experience a series of unusual delays on the part of NCS in responding to requests to execute the documents that had been negotiated. In or about April, 1995, NCS indicated that, instead of executing the agreement with ACS, it was issuing a request for proposal ("RFP") in order to give others an opportunity to bid for the Contract.

     8. TERMINATION OF THE CONTRACT. ACS was informed by NCS that, because NCS had decided to entertain bids from other parties, a letter would be forthcoming reflecting the termination of the Contract for convenience in order to foreclose the automatic renewal feature of the Contract. By letter dated July 21, 1995, NCS gave a notice, which stated "that NCS does not wish to renew the Agreement." The letter provided that it was being sent pursuant to Section 9.2(a) of the Contract, which states:

     This Agreement shall automatically renew for an additional three year term unless either Party gives notice to the other Party no later than 120 days prior to the end of the Primary term that it does not wish to renew the Agreement.

PLAINTIFF'S ORIGINAL PETITION FOR DECLARATORY JUDGMENT - Page 4

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The July 21 letter was significant because, in the event of a termination for convenience, ACS had the right to meet a competing offer. Section 9.2 of the Contract provides:

     If NCS elects not to renew this Agreement for reasons other than ACS's material default hereunder or NCS's dissatisfaction with the performance of ACS hereunder, and if in such case within a period of one (1) year following the expiration of the Primary Term NCS receives a bona fide offer from a third party (other than an affiliate of NCS) to install ATMs at any Store within the Market Area, NCS shall give ACS written notice of the terms and conditions of such offer, and ACS shall have the right to install ATM's in such Store or Stores on the same terms and conditions as those offered by the third party, assuming ACS can provide like or better service than what has been proposed by the third party. * * *

A week later, on July 28, NCS, now through its Senior Attorney, wrote a letter seeking to "clarify" the previous letter:

     This is to clarify the letter sent you by Reg Kennerty dated July 21, 1995. In that letter you were notified of National Convenience Stores Incorporated ("NCS") wish to not renew the Agreement between Affiliated Computer Services, Inc. ("ACS") and NCS, dated
     December 1, 1992. In accordance with subsection 9.2(b), the reason NCS elects to not renew this Agreement is NCS's dissatisfaction with the performance of ACS under this Agreement.

Importantly, prior to the July 28 letter, ACS had not received a single complaint from NCS--neither written or oral--regarding its performance of the Contract. After the July 28 letter and through the date this suit was filed by NCS, ACS made repeated requests for information regarding the feigned dissatisfaction, but it was provided with no information whatsoever, and NCS repeatedly refused to respond to the requests.

     9. THE NATIONSBANK AGREEMENT. On August 14, 1995, NCS orally informed ACS that it was awarding the contract to NationsBank.

PLAINTIFF'S ORIGINAL PETITION FOR DECLARATORY JUDGMENT - Page 5

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     10.  THE CIRCLE K TAKEOVER EFFORT.  In early August 1995, Circle K, a large competitor of NCS in the convenience store industry, launched an unsolicited effort to acquire NCS. On August 31, 1995, NCS announced its opposition to the Circle K bid, claiming that the bid was insufficient. In the same announcement, NCS announced the agreement with NationsBank to replace the Contract, which it touted as guaranteeing to it $16.5 million in operating income. Conspicuously absent from the press releases and public statements issued by both NCS and NationsBank--both of whom extolled the agreement as "the largest ATM contract in U.S. banking history"--is a disclosure to the investing public that the agreement between NationsBank and NCS was in derogation of, and interfered with, the Contract. Clearly, the rights of ACS under the Contract made the publicized value of the NationsBank agreement grossly overstated, a result which furthered the efforts of NCS to defeat the Circle K bid.

                Causes of Action--Breach of Contract by NCS
                -------------------------------------------

     11. NCS breached the Contract by not permitting ACS to meet the terms and conditions offered by NationsBank by feigning dissatisfaction with the performance of ACS under that agreement. That breach has resulted in damages far in excess of the minimum jurisdictional limits of this Court and are comprised, at a minimum, of the millions of dollars of profit that ACS would have derived from a contract with NCS on the terms agreed to by NationsBank.

PLAINTIFF'S ORIGINAL PETITION FOR DECLARATORY JUDGMENT - Page 6

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                           Conditions Precedent

     12. All conditions precedent to the initiation and prosecution of the present action have been performed or have been waived.

     WHEREFORE, PREMISES CONSIDERED, ACS prays that NCS take nothing in this lawsuit and that upon final hearing ACS be awarded judgment against NCS for the actual damages it has sustained and that ACS be awarded it reasonable attorneys' fees, costs, and expenses in defending the present action, along such other and further relief, either general or special, at law or in equity, to which it may be justly entitled.

                              Respectfully submitted,

                              McKOOL SMITH, P.C.

                              By:   /s/ Charles W. Cunningham
                                  ---------------------------------
                                   Charles W. Cunningham
                                   State Bar No. 05233100

                                   Gary J. Cruciani
                                   State Bar No. 05177300

                              300 Crescent Court
                              Suite 1500
                              Dallas, Texas 75201
                              (214) 978-4000
                              (214) 978-4044 FAX

                              Attorneys for Affiliated Computer
                              Services, Inc.


PLAINTIFF'S ORIGINAL PETITION FOR DECLARATORY JUDGMENT - Page 7

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                          CERTIFICATE OF SERVICE

     I hereby certify that a true and correct copy of the foregoing has been faxed and mailed, certified mail, return receipt requested, to Mr. Neal S. Manne, Susman Godfrey L.L.P., 1000 Louisiana Street, Suite 5100, Houston, Texas 77002-5096, on this the 10 day of October, 1995.

                              /s/ Charles W. Cunningham
                              ---------------------------------------
                              Charles W. Cunningham




PLAINTIFF'S ORIGINAL PETITION FOR DECLARATORY JUDGMENT - Page 8